SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ReneSola Ltd

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G7500C 106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G7500C 106	Schedule 13 G	2

1	Names of Reporting Persons: I.R.S. Identification No. of Above Person (Entities Only)
	Yuncai Holdings Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

	British Virgin Islands

	5	Sole Voting Power:

Number of		0

Shares	6	Shared Voting Power:
Beneficially
Owned by		0

Each	7	Sole Dispositive Power:
Reporting
Person		0

With:	8	Shared Dispositive Power:

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11	Percent of Class Represented by Amount in Row (9):

	N/A

12	Type of Reporting Person (See Instructions):

	CO

CUSIP NO. G7500C 106	Schedule 13 G	3

ITEM 1(a).	NAME OF ISSUER:

ReneSola Ltd

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 8 Baoqun Road
Yaozhuang County, Jiashan Town
Zhejiang Province 314117
People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Yuncai Holdings Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Yuncai Holdings Limited
Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

The place of organization of Yuncai Holdings Limited is the British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Share of no par value

ITEM 2(e).	CUSIP NUMBER:

G7500C 106

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the ordinary shares of the issuer by the reporting person is provided as of December 31, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Yuncai Holdings Limited	–	–	–	–	–	–

CUSIP NO. G7500C 106	Schedule 13 G	4

As of December 31, 2010, Yuncai Holdings Limited did not hold any shares in ReneSola Ltd.  During the reporting period, the shares of ReneSola Ltd held by Yuncai Holdings Limited were transferred to the beneficiary owners (i.e., Mr. Yuncai Wu and Mr. Xiangjun Dong and entities wholly owned by them) of those shares.  See Schedule 13G filings made by these beneficiary owners for information regarding their holdings in ReneSola Ltd.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

CUSIP NO. G7500C 106	Schedule 13 G	5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Yuncai Holdings Limited	By:	/s/ Yuncai Wu
	Name:	Yuncai Wu
	Title:	Director